

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 21, 2013

Via E-mail
Kyle Ross
Executive Vice President and Chief Financial Officer
SGH Holdco, Inc.
15303 Ventura Boulevard, Suite 1600
Sherman Oaks, CA 91403

>   **Re: SGH Holdco, Inc.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed November 13, 2013**
>   **File No. 333-191685**
>   **Signature Group Holdings, Inc.**
>   **Form 10-Q for Fiscal Quarter Ended September 30, 2013**
>   **Filed November 13, 2013**
>   **File No. 001-08007**

Dear Mr. Ross:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Exhibit 5.1

1.   Please note that limitations on reliance in legality opinions are inappropriate. Please revise the first sentence of the last paragraph of this exhibit accordingly. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin No. 19 (October 14, 2011).

Form 10-Q for quarter ended September 30, 2013

2.   We note your response to prior comment 13 regarding your presentation of Cosmed as discontinued operations. In light of the current situation whereby you are considering a number of strategic alternatives, including re-branding the IP, explain to us how you have evaluated whether you continue to meet the requirements of FASB ASC 360-10-45-9 for classification of these amounts as discontinued operations as of September 30, 2013. In this regard, please clarify whether you are currently actively marketing the assets for sale.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filings;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Eric Atallah at (202) 551-3663 or Kevin Vaughn, Accounting Branch Chief, (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Soares at (202) 551-3580 or Mary Beth Breslin, Senior Attorney, at (202) 551-3625 with any other questions.

        Sincerely,

        /s/ Mary Beth Breslin for

        Amanda Ravitz
        Assistant Director

cc (via e-mail): Murray A. Indick, Esq.
       Crowell & Moring LLP